 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 1.0
1. Name and Address of Reporting Person* Hotz, Robert H. (Last) (First) (Middle) 367 South Gulph Road (Street) King of Prussia, PA 19406 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Universal Health Services, Inc. ("UHS") 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5) Amount / A/D / Price	5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5) A or D	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title / Amount or Number of Shares	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Phantom Stock	1 for 1	08/06/97		A(1) (6)	80.808 A	(2) / (2)	Class B Common Stock / 80.808	$41.250		D
Phantom Stock	1 for 1	09/17/97		A(1) (6)	72.17 A	(2) / (2)	Class B Common Stock / 72.17	$46.1875		D
Phantom Stock	1 for 1	11/19/1997		A(1) (6)	75.650 A	(2) / (2)	Class B Common Stock / 75.650	$44.0625		D
Phantom Stock	1 for 1	01/21/1998		A(1) (6)	70.361 A	(2) / (2)	Class B Common Stock / 70.361	$47.375		D
Phantom Stock	1 for 1	03/18/1998		A(1) (6)	58.352 A	(2) / (2)	Class B Common Stock / 58.352	$57.125		D
Phantom Stock	1 for 1	05/20/1998		A(1) (6)	61.232 A	(2) / (2)	Class B Common Stock / 61.232	$54.4375		D
Phantom Stock	1 for 1	07/29/1998		A(1) (6)	61.672 A	(2) / (2)	Class B Common Stock / 61.872	$53.875		D
Phantom Stock	1 for 1	09/16/1998		A(1) (6)	78.087 A	(2) / (2)	Class B Common Stock / 78.087	$42.6875		D
Phantom Stock	1 for 1	11/18/1998		A(1) (6)	64.180 A	(2) / (2)	Class B Common Stock / 64.180	$51.9375		D
Phantom Stock	1 for 1	01/20/1999		A(1) (6)	72.267 A	(3) / (3)	Class B Common Stock / 72.267	$46.125		D
Phantom Stock	1 for 1	03/17/1999		A(1) (6)	78.431 A	(3) / (3)	Class B Common Stock / 78.431	$42.500		D
Phantom Stock	1 for 1	05/19/1999		A(1) (6)	65.20 A	(3) / (3)	Class B Common Stock / 65.20	$51.1250		D
Phantom Stock	1 for 1	07/21/1999		A(1) (6)	75.117 A	(3) / (3)	Class B Common Stock / 75.117	$44.375		D
Phantom Stock	1 for 1	09/15/1999		A(1) (6)	103.964 A	(3) / (3)	Class B Common Stock / 103.964	$32.0625		D
Phantom Stock	1 for 1	11/17/1999		A(1) (6)	98.766 A	(3) / (3)	Class B Common Stock / 98.766	$33.750		D
Phantom Stock	1 for 1	01/18/2000		A(1) (6)	72.860 A	(2) / (2)	Class B Common Stock / 72.860	$45.750		D
Phantom Stock	1 for 1	03/15/2000		A(1) (6)	83.726 A	(2) / (2)	Class B Common Stock / 83.726	$39.8125		D
Phantom Stock	1 for 1	05/17/2000		A(1) (6)	62.160 A	(2) / (2)	Class B Common Stock / 62.160	$53.6250		D
Phantom Stock	1 for 1	07/19/2000		A(1) (6)	49.428 A	(2) / (2)	Class B Common Stock / 49.428	$67.4375		D
Phantom Stock	1 for 1	09/20/2000		A(1) (6)	41.667 A	(2) / (2)	Class B Common Stock / 41.667	$80.000		D
Phantom Stock	1 for 1	11/15/2000		A(1) (6)	36.530 A	(2) / (2)	Class B Common Stock / 36.530	$91.250		D
Phantom Stock	1 for 1	01/17/2001		A(1) (6)	39.302 A	(4) / (4)	Class B Common Stock / 39.302	$84.8125		D
Phantom Stock	1 for 1	03/21/2001		A(1) (6)	39.452 A	(4) / (4)	Class B Common Stock / 39.452	$84.490		D
Phantom Stock	1 for 1	05/23/2001		A(1) (6)	44.074 A	(4) / (4)	Class B Common Stock / 44.074	$75.630		D
Phantom Stock	1 for 1	07/25/2001		A(1)	69.954 A	(4) / (4)	Class B Common Stock / 69.954	$47.650		D
Phantom Stock	1 for 1	09/19/2001		A(1)	74.074 A	(4) / (4)	Class B Common Stock / 74.074	$45.000		D
Phantom Stock	1 for 1	11/14/2001		A(1)	61.301 A	(4) / (4)	Class B Common Stock / 81.301	$41.000		D
Phantom Stock	1 for 1	01/23/2002		A(5)	79.592 A	(2) / (2)	Class B Common Stock / 79.592	$41.880		D
Phantom Stock	1 for 1	03/20/2002		A(5)	81.480 A	(2) / (2)	Class B Common Stock / 81.480	$40.910		D
Phantom Stock	1 for 1	05/22/2002		A(5)	74.671 A	(2) / (2)	Class B Common Stock / 74.671	$44.640		D
Phantom Stock	1 for 1	07/17/2002		A(5)	72.511 A	(2) / (2)	Class B Common Stock / 72.511	$45.970		D
Phantom Stock	1 for 1	09/18/2002		A4(5)	68.306 A	(2) / (2)	Class B Common Stock / 68.306	$48.800		D
Phantom Stock	1 for 1	11/20/2002		A4(5)	69.881 A	(2) / (2)	Class B Common Stock / 69.881	$47.700	3,843.08	D
Explanation of Responses:

(1)        These shares of phantom stock were acquired pursuant to the UHS Deferred Compensation Plan for UHS Board of Directors (the "Plan") prior to the fiscal year ended December 31, 2002.
(2)        These shares of phantom stock are payable in cash pursuant to the Plan in January, 2007 based on the closing price of UHS Class B Common Stock (the "Common Stock") at December 31, 2006.
(3)        These shares of phantom stock are payable in cash pursuant to the Plan in January, 2006 based on the closing price of the Common Stock at December 31, 2005.
(4)        These shares of phantom stock are payable in cash pursuant to the Plan in January, 2005 based on the closing price of the Common Stock at December 31, 2004.
(5)        These shares of phantom stock were acquired pursuant to the Plan during the fiscal year 2002.
(6)    Not adjusted for 2-for-1 Common Stock Split on June 4, 2001.

By:	Date:
/s/ Robert Hotz	January 30, 2003

** Signature of Reporting Person	SEC 2270 (09-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.